Exhibit to Accompany Item 77j
Form N-SAR

Lotsoff Capital Management Investment Trust (the "Fund")


According to the provisions of Statement of Position
93-2 (SOP 93-2) "Determination, Disclosure and
Financial Statement Presentation of Income, Capital
Gain and Return of Capital Distributions by
Investment Companies," the Fund is required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). As a result, the Fund has recorded adjustments to increase (decrease) paid-in-capital by $(252,476) increase (decrease) net investment income by $196,614,and increase (decrease) accumulated net realized gain on investments by $55,862 for the Fund.

This reclassification has no impact on the net asset value of the Fund and is designed to present the Fund's capital account on a tax basis.